UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A is being furnished to amend and restate in its entirety the Report on Form 6-K furnished by Fusion Fuel Green PLC, an Irish public limited company (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC)” on August 7, 2026 (the “Original Form 6-K”), to revise certain disclosure regarding the number of Class A ordinary shares of the Company and the number of Class A ordinary shares of the Company issuable upon exercise of warrants that the Company agreed to issue and sell and the contemplated aggregate gross proceeds to received in connection with such sale and issuance in such transaction, as further described below. Other than as revised, this filing does not update, amend, or modify any information, statement or disclosure contained in or furnished with the Original Form 6-K.

Securities Purchase Agreement

On August 7, 2026, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), entered into a Securities Purchase Agreement, dated as of August 7, 2026 (the “August 2026 Securities Purchase Agreement”), with certain investors (the “August 2026 Investors”), pursuant to which the Company agreed to issue and sell the following securities to the August 2026 Investors: (i) an aggregate of 421,563 Class A ordinary shares of the Company with a nominal value of $0.0035 per share (“Class A Ordinary Shares”), (ii) pre-funded warrants to purchase an aggregate of 176,468 Class A Ordinary Shares at an exercise price of $0.0035 per share (the “Pre-Funded Warrants”), and (iii) warrants to purchase an aggregate of 598,031 Class A Ordinary Shares (the “Common Warrants” and, together with the Pre-Funded Warrants, the “August 2026 Warrants”), for contemplated aggregate gross proceeds of approximately $1,525,000 (the “August 2026 PIPE”).

The purchase price per Class A Ordinary Share (or Pre-Funded Warrant, less $0.0035 per share underlying each Pre-Funded Warrant) and related Common Warrant under the August 2026 Securities Purchase Agreement was $2.55 per share, which was determined to be the volume-weighted average price of the Class A Ordinary Shares on The Nasdaq Capital Market for the five consecutive trading days ending on and including the trading day immediately prior to the date of the August 2026 Securities Purchase Agreement. Each Common Warrant is exercisable for the number of Class A Ordinary Shares equal to 100% of the number of Class A Ordinary Shares (and shares underlying any Pre-Funded Warrants) purchased by such investor at an exercise price of $3.50 per share (or, in the case of exercise for a Pre-Funded Warrant, $3.4965 per Class A Ordinary Share underlying such Pre-Funded Warrant), for a period of three years from the date of issuance.

The Pre-Funded Warrants will be exercisable immediately upon issuance and may be exercised at any time until exercised in full, subject to the Beneficial Ownership Limitation (as defined below). The Common Warrants will be exercisable immediately upon issuance, subject to the Beneficial Ownership Limitation, and have a term of exercise equal to three years from the date of issuance. The Pre-Funded Warrants and the Common Warrants may not be exercised to the extent that such exercise would result in the number of Class A Ordinary Shares beneficially owned by the holder and its affiliates exceeding 4.99% (or, if elected by a holder on the respective signature page to the August 2026 Securities Purchase Agreement, 9.99%) of the total number of Class A Ordinary Shares outstanding immediately after giving effect to the exercise (the “Beneficial Ownership Limitation”). The Beneficial Ownership Limitation may be raised or lowered to any other percentage not in excess of 9.99%, at the option of each holder, provided that any increase will only be effective upon 61 days’ prior written notice to the Company. Each Common Warrant holder may elect to receive Pre-Funded Warrants in lieu of Class A Ordinary Shares to the extent exercise would exceed the Beneficial Ownership Limitation.

The closing of the August 2026 PIPE (the “Closing”) is required to occur no later than five trading days after the date of the August 2026 Securities Purchase Agreement, subject to satisfaction or waiver of customary closing conditions.

The Company will use the net proceeds from the August 2026 PIPE for general corporate and working capital purposes and to pay any fees and expenses in connection with the transactions contemplated by the August 2026 Securities Purchase Agreement.

In addition, the Company will be required to file a registration statement on Form F-3 or other available form with the U.S. Securities and Exchange Commission (the “SEC”) within 30 calendar days of the Closing to register the resale of the Class A Ordinary Shares and Class A Ordinary Shares issuable upon exercise of the August 2026 Warrants. The Company must use commercially reasonable efforts to have such registration statement declared effective by the SEC as promptly as practicable, and in any event within five trading days after receiving notification that the SEC will not review or has no comments to such registration statement, and otherwise no later than 90 calendar days following the Closing, subject to extension to the extent that a full or partial federal government shutdown prevents such registration statement from being declared effective. The Company will also be required to maintain the effectiveness of such registration statement for so long as any Class A Ordinary Shares issued pursuant to the August 2026 Securities Purchase Agreement or issuable upon exercise of any August 2026 Warrants remain outstanding and are not freely tradable without restriction under Rule 144 promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Company will be required to pay the August 2026 Investors 1.5% of the aggregate subscription amount for each 30-day period (prorated for partial periods) during which the above registration requirements remain unmet, with 18% annual interest on overdue amounts. The Company will be responsible for all fees and expenses incurred in connection with such registration requirements.

The August 2026 Securities Purchase Agreement contains customary representations, warranties, closing conditions, covenants, transfer restrictions, listing and reservation obligations, and indemnification obligations of the contracting parties. These representations, warranties and covenants were made only for purposes of the August 2026 Securities Purchase Agreement and as of specific dates, were solely for the benefit of the contracting parties and may be subject to limitations agreed upon by the contracting parties.

Prior to the entry into the August 2026 Securities Purchase Agreement, there were no material relationships between the Company or any of the Company’s affiliates, including any director or officer of the Company, or any associate of any director or officer of the Company, and the August 2026 Investors, except as follows: (1) three of the investors were investors under the Securities Purchase Agreement, dated as of July 22, 2025, among the Company and certain investors, which was previously disclosed in the Report on Form 6-K furnished by the Company with the SEC on July 23, 2025; (2) three of the investors were parties to the Warrants Cancellation and Exchange Agreement, dated as of December 5, 2025, which was previously disclosed in the Report on Form 6-K furnished by the Company with the SEC on December 5, 2025; (3) five of the investors were investors under the Securities Purchase Agreement, dated as of February 14, 2026, among the Company and certain investors, which was previously disclosed in the Report on Form 6-K furnished by the Company with the SEC on February 18, 2026; and (4) three of the investors were counterparties under the Share Exchange Agreement, dated as of February 18, 2026, among the Company and certain shareholders of Royal Uranium Inc., a company incorporated under the laws of British Columbia, Canada, which was previously disclosed in the Report on Form 6-K/A furnished by the Company with the SEC on February 18, 2026.

The offer and sale of securities described above is being conducted as a private placement pursuant to and in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder for transactions not involving a public offering.

The forms of the Pre-Funded Warrants, the Common Warrants, and the August 2026 Securities Purchase Agreement are furnished as Exhibit 4.1, Exhibit 4.2, and Exhibit 10.1 to this Report on Form 6-K, respectively, and the description above is qualified in its entirety by reference to the full text of such exhibits.

Letter Agreement

On August 3, 2026, the Company entered into a letter agreement, dated as of August 3, 2026 (the “Legal Services Supplement”), with Bevilacqua PLLC (“BPLLC”), a provider of certain legal services to the Company. The Legal Services Supplement amends and supplements the Company’s existing engagement letters with BPLLC dated October 30, 2024, June 3, 2025, December 31, 2025, and May 29, 2026 (collectively, the “Prior Engagement Letters”). As of July 31, 2026, the Company had an outstanding balance owed to BPLLC under the Prior Engagement Letters of $637,157.36, consisting of $31,250.01 for certain SEC maintenance services and $605,907.75 for certain other services (the “Non-SEC Maintenance Services”).

Pursuant to the Legal Services Supplement, BPLLC agreed to apply a 15% discount to the balance owed for the Non-SEC Maintenance Services, reducing that balance from $605,907.75 to $515,021.59. The Company also agreed to issue to BPLLC Class A Ordinary Shares having a value of $100,000, at a 20% discount to the market price of the Class A Ordinary Shares (the “Equity Consideration”), which will further reduce the balance owed for the Non-SEC Maintenance Services by $100,000 upon issuance. BPLLC will be entitled to piggyback registration rights with respect to the Equity Consideration, subject to customary underwriter cutbacks and other standard terms. In addition, upon execution of the Legal Services Supplement, the Company agreed to pay BPLLC a minimum of $250,000, and to use commercially reasonable efforts to pay $300,000, to be applied to the balance owed for the Non-SEC Maintenance Services. The remaining balance under the Prior Engagement Letters remains due and payable in accordance with their terms, except as otherwise provided in the Legal Services Supplement.

A copy of the Legal Services Supplement is furnished as Exhibit 10.2 to this Report on Form 6-K, and the description above is qualified in its entirety by reference to the full text of such exhibit.

Forward-Looking Statements

This report includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, without limitation, the risks and uncertainties described in Exhibit 99.2 to the Report on Form 6-K/A furnished by the Company with the SEC on July 29, 2026. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Incorporation by Reference

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-287226, 333-289429, 333-286198, 333-286202, 333-251990, 333-276880, 333-293286, and 333-294414) and Form S-8 (File Nos. 333-258543 and 333-291732) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
4.1	Form of Pre-Funded Ordinary Shares Purchase Warrant issuable pursuant to the Securities Purchase Agreement, dated as of August 7, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 4.1 to the Form 6-K filed on August 7, 2026)
4.2	Form of Ordinary Shares Purchase Warrant issuable pursuant to the Securities Purchase Agreement, dated as of August 7, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 4.2 to the Form 6-K filed on August 7, 2026)
10.1	Form of Securities Purchase Agreement, dated as of August 7, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on August 7, 2026)
10.2	Letter Agreement, dated as of August 3, 2026, between Fusion Fuel Green PLC and Bevilacqua PLLC (incorporated by reference to Exhibit 10.2 to the Form 6-K filed on August 7, 2026)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: August 11, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer and Interim Chief Financial Officer